File No. 70-_____

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                ------------------------------------------------
                                    FORM U-1

                             APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ------------------------------------------------
                               Emera Incorporated
                                Emera Fuels Inc.
                                  P.O. Box 910
                              Halifax, Nova Scotia
                                     Canada
                                     B3J 2W5
                ------------------------------------------------
                               Emera Incorporated

                (Name of top registered holding company parent of
                          each applicant or declarant)
                ------------------------------------------------
                                Richard J. Smith
                     Corporate Secretary and General Counsel
                                   Emera Inc.
                                  P.O. Box 910
                              Halifax, Nova Scotia
                                     Canada
                                     B3J 2W5
                 -----------------------------------------------
                     (Name and address of agent for service)


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      The Commission is requested to send copies of all notices, orders and communications in connection with this application to:

                                 Markian Melnyk
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                          1875 Connecticut Avenue, N.W.
                                   Suite 1200
                           Washington, D.C. 20009-5728
                              Phone (202) 986-8000
                               Fax (202) 986-8102





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ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION

     Introduction

          By order dated October 1, 2001, the Securities and Exchange Commission ("Commission") granted the application/declaration of Emera Incorporated ("Emera") in SEC File No. 70-9787 to acquire the outstanding common stock of Bangor Hydro-Electric Company ("BHE") and its public-utility subsidiary companies (the "Merger") under the Public Utility Holding Company Act of 1935 (the "1935 Act" or "Act"). Emera Inc., Holding Co. Act Release No. 27445 (October 1, 2001) ("Merger Order"). In the Merger Order, the Commission also granted Emera financing and other authorizations necessary to operate a registered holding company system in accordance with the Act.

          Following issuance of the Merger Order, Emera's indirect wholly-owned Delaware subsidiary, BHE Holdings Inc. ("BHE Holdings"), acquired the common stock of BHE. BHE Holdings is a wholly-owned subsidiary of Emera US Holdings Inc. ("Emera US"), which is wholly-owned by Emera. After the Merger, Emera, Emera US and BHE Holdings registered as holding companies under the Act.

          The Merger Order reserved jurisdiction until September 30, 2002 over the retention of the gasoline products business of Emera Fuels Inc. ("Emera Fuels").\1 This Application seeks an order of the Commission releasing jurisdiction over and authorizing Emera Fuels to continue to engage in the gasoline products business.

     Emera Fuels

          Emera Fuels is a wholly-owned nonutility subsidiary of Emera Energy Inc. ("Emera Energy"), a nonutility company wholly-owned by Emera that is engaged in holding the securities of Emera's nonutility businesses within the energy industry. Emera, Emera Energy and Emera Fuels are all organized under the laws of Nova Scotia and conduct their principal business activities within that Canadian province. Through its wholly-owned subsidiary Nova Scotia Power Inc. ("NSPI"), Emera owns and operates electric generation, transmission and distribution facilities used to provide electric utility services throughout Nova Scotia. NSPI is a foreign utility company under Section 33 of the Act.

          Emera Fuels principally is engaged in the retail and wholesale supply of furnace and heavy fuel oil, and, to a much lesser extent, lubricants, diesel fuel and gasoline products in the Canadian Maritimes Provinces of Nova Scotia, New Brunswick and Prince Edward Island. Emera Fuels had revenues of CDN $71.6 million (US $45.8 million) in 2001. Given that its cost of goods sold was CDN $60.5 million (US $38.7 million) for the same period, Emera Fuels gross

-----------------------------
1/ Amendment No. 3 to Emera's Application in SEC File No. 70-9787 stated: "Emera requests that the Commission reserve jurisdiction over the retention of Emera Fuels' gasoline products operations pending completion of the record. Emera will supplement the record with respect to such operations by post-effective amendment filed no later than September 30, 2002."


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

margin on sales was only CDN $11.1 million (US $7.1 million). In contrast, Emera's total revenues for the year 2001 were CDN $1,003.9 million (US $642.5 million), of which the overwhelming component, CDN $914.7 million (US $585.4 million), was attributable to the electric utility businesses of NSPI and BHE.\2 Only 10% of Emera Fuels' revenues were derived from sales of gasoline, including bulk sales to fleet customers at fueling terminals owned and operated by Emera Fuels. Emera Fuels has no retail gasoline station operations. The substantial majority of Emera Fuels' revenues are derived from the wholesale sale of heavy and light fuel oils (36.2%) and the retail sale of light fuel oil (31.2%), principally by delivery to homes, commercial and industrial facilities for use as a heating fuel.

          Emera Fuels, as it is currently composed to include the gasoline products business, is retainable because it is an energy supply and marketing company. The Commission has permitted registered holding companies to market and broker electric energy and other energy commodities in Canada and to provide incidental services such as fuel management, storage and procurement. See e.g., Southern Energy Inc., Holding Co. Act Release No. 27020 (May 13, 1999); Cinergy Corp., Holding Co. Act Release No. 27393 (May 4, 2001) (authorizing energy management services and consulting services anywhere in the world and commodity brokering and marketing, including electricity, natural gas and other combustible fuels, in Canada and the U.S.). Emera Fuels' business also is very similar to businesses permitted under Rule 58(b)(1)(v) that are engaged in the "brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels."

          Item 3 below discusses at length the legal basis in support of a Commission order authorizing the retention of the gasoline products business of Emera Fuels.

     Rule 54 Analysis

          The proposed transaction is subject to Rule 54, which refers to Rule
53. Under Rule 53, a registered holding company may not issue any security (including any guarantee) for the purpose of financing the acquisition of the securities of or other interest in an exempt wholesale generator ("EWG") unless certain conditions are satisfied. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of any subsidiaries of a registered holding company that are EWGs or foreign utility companies ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. With the exception of the 50% of consolidated retained earnings aggregate investment limitation of Rule 53(a)(1), these standards are met.

          Rule 53(a)(1): Emera's "aggregate investment" in EWGs and FUCOs is approximately CDN $978.2 million (US $626.0 million), or approximately 290% of Emera's "consolidated retained earnings" (as defined in Rule 53(a)) at June 30, 2002 (CDN $336.8, US $215.6 million).

-----------------------------
2/ An exchange rate of CDN $1 = US $0.64 was used to calculate the currency conversion.


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

          Rule 53(a)(2): Emera maintains books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Emera will cause each US - organized EWG in which it acquires and holds an interest to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). Emera will cause each foreign-organized EWG and FUCO that is a majority-owned subsidiary to maintain its financial statements in accordance with US GAAP or Canadian GAAP and will reconcile Canadian GAAP statements to US GAAP in the same manner as required by Form 20-F if these statements are provided to the Commission. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

          Rule 53(a)(3): No more than 2% of the employees of the BHE will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

          Rule 53(a)(4): Emera will submit copies of the applicable filings made with the Commission to the Maine Public Service Commission, the state regulatory commission having jurisdiction over the retail rates of BHE.

          In addition, Emera states that none of the adverse conditions specified in Rule 53(b) exists. Emera provided a detailed explanation of its compliance with Rule 53(c) in its application in SEC File No. 70-9787, Pre-effective Amendment No. 3 (filed August 31, 2001) which is hereby incorporated by reference. Rule 53(c) is therefore satisfied.

ITEM 2.   FEES, COMMISSIONS, AND EXPENSES

          The incremental fees, commissions and expenses incurred or to be incurred in connection with this Application are estimated at not more than $15,000.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

     Introduction

          Section 1(b)(4) of the 1935 Act states that the interest of investors and consumers and the national public interest may be adversely affected "when the growth and extension of holding companies bears no relation to economy of management and operation or the integration and coordination of related operating properties." Congress sought to protect holding company system investors and utility consumers from the risks of nonutility ventures by limiting the extent to which registered holding companies and their subsidiaries could engage in these businesses.\3 Accordingly, Section 11(b)(1) of the Act limits the operations of a registered holding company system:

-----------------------------
3/ Report of the Division of Investment Management of the U.S. Securities and Exchange Commission, The Regulation of Public Utility Holding Companies, at 77 (June 1995).


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

          to a single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system . . . The Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public utility systems the retention of an interest in any business (other than the business of a public utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.

          The Commission has interpreted the "other business" clause of Section 11(b)(1) to require an operating or functional relationship between a proposed nonutility activity and a registered holding company's core utility operations.\4 A functional relationship was often established by showing that the revenues of the nonutility business would be derived principally (at least 50%) from transactions with associated companies.\5 In cases involving the energy management services business the 50% test was often applied to a specified region. For example, a Massachusetts subsidiary of the registered holding company Eastern Utilities Associates was permitted to provide energy management services if revenues from energy management services provided to customers located outside New England would remain less than revenues attributable to customers located within New England.\6

          In other cases a nonutility business was permitted where it involved the sale of a technology or capability acquired in connection with the utility business and the new business allowed the holding company system to sell excess capacity thus improving its return on investment without significant additional investment or risk.7 Authorizations to engage in energy-related consulting followed this line of reasoning since the consulting activities used

-----------------------------
4/ North American Co., 11 S.E.C. 194 (1942), aff'd, 133 F.2d 148 (2nd Cir.
1943), aff'd on constitutional issues, 327 U.S. 686 (1946) (requiring divestment of various nonutility interests).
5/ See, e.g., Transok, Inc., Holding Co. Act Release No. 23859 (Oct. 8, 1985) (authorizing subsidiary of registered holding company to acquire gas pipeline capacity, of which 50% would be dedicated to system utility operations); National Fuel Gas Co., Holding Co. Act Release No. 24381 (May 1, 1987) (authorizing registered holding company to acquire subsidiary to provide pipeline construction and related services to associate and nonassociate companies, within certain limitations).
6/ Eastern Utilities Assoc., Holding Co. Act Release No. 24273 (Dec. 19, 1986). 7/ See, e.g., Consolidated Gas Transmission Corp., Holding Co. Act Release No. 23914 (Nov. 20, 1985) (authorizing subsidiaries to lease excess channels on a microwave communication system to nonassociates); Jersey Central Power & Light Co., Holding Co. Act Release No. 24348 (Mar. 18, 1987) (authorizing utility to license to nonassociates a series of computer programs developed by company personnel to detect the unauthorized taking of electricity).


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

existing expertise that was underutilized at the time and the consulting business was generally considered not to be capital intensive.\8

          Emera Fuels' business, including the gasoline products segment, is a reasonably incidental, economically necessary and appropriate part of Emera's overall business. Emera provides energy products and services across the energy value chain in northeast Canada and the U.S. Emera's strategy is to connect electricity and other energy products and services with natural gas infrastructure stretching from offshore Nova Scotia to New York State. We describe below how Emera's various energy businesses participate in the energy value chain and how, in particular, the gasoline products business is a small but necessary part of Emera Fuels' strategy to participate in one aspect of the energy value chain.

     The Energy Value Chain Strategy

          The largest asset in Emera's corporate family is NSPI, a vertically integrated electric utility company serving Nova Scotia. As the principal franchised utility in Nova Scotia, NSPI provides the majority of the electric utility service in the province. The recent acquisition of BHE has been key to expanding Emera's role as a provider of electric utility transmission and distribution services in the northeast U.S., thus expanding Emera's presence beyond Nova Scotia. Emera's investments in the gas sector of the energy business stretch from the well head to pipelines and storage facilities. Through Emera Energy, Emera has invested in a development of offshore gas production platforms and sub-sea gathering lines around Sable Island off the coast of Nova Scotia. The development, known as the Sable Offshore Energy Project ("SOEP"), produces 550 Mcf of gas per day. Gas from the SOEP is transported to market in northeast Canada and the U.S. through the Maritimes and Northeast Pipeline ("M&NP"). Emera Energy owns a minority interest in M&NP. M&NP is currently expanding south to connect with the Algonquin Hubline in Massachusetts, and ultimately to the Algonquin pipeline that stretches further south. Emera Energy also is pursuing development of high-deliverability, multi-cycle gas storage projects in New York State as another link in the energy value chain. Emera Energy therefore, holds directly or indirectly Emera's interests in various nonutility energy assets; the SOEP, M&NP and Emera Fuels.

          Emera Fuels complements NSPI's electric business and Emera Energy's natural gas business. NSPI's residential load generally comprises appliance usage and lighting (60%), space heating (20%) and water heating (20%). Those NSPI customers that do not use electricity for heating generally use fuel oil for space heating and water heating.\9 Emera Fuels' presence in the fuel oil segment of the Nova Scotia energy market allows Emera to participate in another key area of the energy value chain in Nova Scotia and to continue to develop its reputation as a local energy provider.

-----------------------------
8/ See, e.g., New England Electric System, Holding Co. Act Release No. 22719 (Nov. 19, 1982).
9/ Natural gas is a small part of the overall heating fuel market in Nova Scotia, but it is expected to grow in the years ahead due to the relatively recent availability of Sable Island gas in Nova Scotia.


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

     Emera Fuels

          Emera Fuels sells a range of fuels including furnace oil, stove oil, diesel fuel, gasoline, Bunker C fuel and lubricants. The company also sells and leases space heating and water heating equipment and sells service and maintenance plans. Emera Fuels sells furnace oil to residential customers and supplies commercial customers such as retailers, restaurants, office complexes, hotels and multi-residential buildings with furnace oil and stove oil. Emera Fuels also sells dyed diesel to farmers and fishermen who do not use their vehicles on the highways. Dyed diesel oil users do not pay certain taxes that are added to diesel fuel sold for highway use. Emera Fuels supplies large industrial customers in Nova Scotia and New Brunswick with Bunker C oil. Bunker C oil is a heavy fuel oil of the type used by NSPI in its oil fired generating units. Finally, Emera Fuels sells and delivers in bulk a wide range of lubricant products. Products include commercial and industrial oils and greases, heavy duty engine oil and transmission fluid.

          In addition to the sale of fuel for off-highway uses as noted above, Emera Fuels also sells bulk diesel fuel and gasoline to a range of clients, such as construction and car rental companies, that have on-site fuel storage facilities. Truckers also can take advantage of Emera Fuels' network of self-serve dispensers of diesel oil and gasoline. These dispensing pumps, known as cardlocks, dispense oil 10 times faster than standard retail pumps and are accessed with an account card that allows for automatic billing with details such as the purchase amount, price and date for each vehicle. This system allows vehicle fleet managers to easily monitor and control fuel costs and vehicle fuel consumption. The availability of both diesel fuel and gasoline at one location provides a single convenient source for all fleet vehicle fueling needs. The cardlock system also allows commercial customers to avoid building, managing and maintaining their own fueling terminals, thus reducing costs by spreading terminal usage among many commercial customers. The cardlock fuel dispensers are located in industrial parks in seven locations in Nova Scotia and New Brunswick. Cardlock accounts are issued to commercial customers only for bulk sales and for this reason are not like the typical retail gasoline service stations operated by major oil companies.

          Gasoline sales are a small part of Emera Fuels business, accounting for only 10% (CDN $7,133,246) of total revenues of CDN $71.6 million in 2001. In comparison, diesel fuel sales represented 16.6% (CDN $11,920,580) of Emera Fuels' total revenues during the same period and heating fuel (furnace and stove oil) accounted for 36.8% (CDN $26,347,798) of total revenues. The sale of heavy fuel oil accounted for the majority of the remaining revenues, 32.7% (CDN $23,423,635), with the sale of lubricating oils and services accounting for the last 3.9% (CDN $2,787,508). The ability to offer gasoline as well as diesel fuel at the cardlock terminals is important to Emera Fuels because some customers require single source access to all the products needed to fuel their fleet vehicles. The cardlock terminals provide that capability in a convenient form. Emera Fuels would be at a competitive disadvantage if potential customers that need both diesel fuel and gasoline for their vehicles could not purchase gasoline. All else being equal, these customers would be likely to contract with another fuel supplier offering both


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products because of the administrative savings (i.e., transaction costs) such a relationship would offer.\10

     Retainability of the Gasoline Products Business

          As noted above in the introduction, Section 11(b)(1) requires that for Emera Fuels' gasoline products business to be retainable under the Act it must be "reasonably incidental, or economically necessary or appropriate" to Emera's integrated public utility system. The Commission may find that a business is retainable where it is "necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning" of the Emera system.

          The Emera integrated public utility system consists of BHE, a minority interest in Maine Electric Power Company ("MEPCO"), an electric transmission utility, and Chester SVC Partnership, the owner of a static var compensator located on a MEPCO transmission line. Emera's nonutility businesses, with the exception of Emera Fuels' gasoline products business, were found to be retainable by the Commission in the Merger Order.\11 In particular, with reference to Emera Fuels, all its business activities other than the sale of gasoline products were found to be retainable by analogy to Rule 58(b)(1)(v) and certain prior Commission orders that have permitted the retention of businesses that market energy products in addition to electricity and natural gas on a wholesale and retail basis.\12

          The Merger Order recognized that prior Commission precedent supports retention of Emera Fuels - at least the non-gasoline segments of the business. The Commission has authorized registered holding companies to retain various businesses that market energy products in addition to electricity and natural gas on a wholesale and retail basis. For example, Whiting Petroleum Corp., a subsidiary of Alliant, "purchases, develops, and produces crude oil and natural gas."\13 Harbor Coal Company, an indirect subsidiary of NiSource, Inc., pulverizes coal and delivers it to a manufacturing facility for use as blast furnace fuel.\14 SCANA Energy

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10/ An informal Internet survey of Canadian wholesale fuel suppliers indicates that many sell gasoline as well as diesel fuel, home heating oil and lubricants. 11/ The Merger Order at Appendix A-1. NSPI is retainable because, as a FUCO under Section 33(c)(3): Any interest in the business of one or more foreign utility companies, or one or more companies organized exclusively to own, directly or indirectly, the securities or other interest in a foreign utility company, shall for all purposes of this Act, be considered to be - (A) Consistent with the operation of a single integrated public utility system, within the meaning of Section 11; and (B) Reasonably incidental, or economically necessary or appropriate, to the operations of an integrated public utility system, within the meaning of Section 11.
12/ The Merger Order at Appendix A-1, note 2.
13/ WPL Holdings, Inc., Holding Co. Act Release No. 26856 (April 14, 1998).
14/ NiSource, Inc., Holding Co. Act Release No. 27265 (November 1, 2000).


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Marketing Inc., markets electricity, natural gas and other light hydrocarbons.\15 Energy East Solutions, LLC, sells natural gas, fuel oil and other services and markets a full range of energy-related planning, financial, operational and maintenance services to commercial, industrial and municipal customers.\16 EnergyNorth Propane, Inc. sells propane to approximately 15,300 customers in New Hampshire.\17 Consistent with this precedent, Rule 58(b)(1)(v) permits registered holding companies to engage in the "brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels."

          Since the Commission has previously authorized registered holding companies to sell natural gas, fuel oil, propane and light hydrocarbons, shouldn't it also allow the sale of gasoline? Is the sale of gasoline in bulk to commercial customers a fundamentally different business activity as compared to the marketing of other combustible fuels? The answer clearly is no. The brokering and marketing of gasoline as a commodity in the manner practiced by Emera Fuels is incidental and appropriate to Emera's integrated public utility system and will not result in detriment to that system. Emera Fuels' gasoline sales are small and necessary to the conduct of its other fuel sales and distribution activities. In contrast to gasoline sales and distribution businesses conducted by major oil companies, Emera Fuels' gasoline business does not present the detrimental effects typically associated with diversification. It would not result in a distraction of Emera's management attention from the utility business, and it would not require large investments or increase risks to Emera's financial condition to the detriment of Emera's utility subsidiaries. All these factors in support of the retention of the gasoline products business are discussed in more detail below.

          Petroleum pumped from the ground as crude oil contains a mixture of hydrocarbons. Hydrocarbons are carbon atoms linked molecularly with hydrogen atoms in different lengths. These molecules have different properties depending on their length. Methane (CH4), for example, is the lightest hydrocarbon molecule consisting of just one carbon atom and four hydrogen atoms. Methane is so light that it floats like helium. As the hydrocarbon chains get longer, they get heavier. The lightest hydrocarbon chains are gases at room temperature and the longer heavier chains are liquids and solids. The different chain lengths have progressively higher boiling points and this characteristic allows them to be separated in the refining process by distillation. During distillation, crude oil is heated and the different chains are extracted according to their vaporization temperatures.

          The first four chains, methane, ethane (C2H6), propane (C3H8) and butane (C4H10), are all gases since they boil at between -168 and -1 degrees Fahrenheit. Methane is the principal component of natural gas, a mixture containing about 75% methane, 15% ethane, and 5% other hydrocarbons, such as propane and butane.\18 The chains in the C5 to C7 range are very light, easily vaporized liquids known as naphthas and are typically used as solvents. The chains from

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15/ SCANA Corp., Holding Co. Act Release No. 27133 (February 9, 2000).
16/ Energy East Corp., Holding Co. Act Release No. 27224 (August 31, 2000). 17/ Keyspan Corp., Holding Co. Act Release No. 27271 (November 7, 2000). 18/ See, http://scifun.chem.wisc.edu/chemweek/methane/methane.html.


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C7H16 through C11H24 are blended together and used for gasoline. Although less volatile than the naphthas, the boiling point of gasoline is lower than that of water, so it evaporates quickly. Kerosene, typically used as a jet fuel, is next in the range of C12 to C16, and diesel fuel and heavier oils such as home heating oil follow in terms of chain length, weight and lower volatility. Lubricating oils are heavier still and are not volatile at all at normal temperatures. Engine lubricating oils, gear oils and semi-solid greases such as Vaseline fall into this category. Hydrocarbon chains above the C20 range form solids. Paraffin wax, tar and asphaltic bitumen used to make asphalt pavement are typical products derived from the heavy hydrocarbons.\19

          It is evident that gasoline is merely one product in the spectrum of hydrocarbon chemicals such as natural gas and fuel oils such as kerosene, diesel fuel and home heating oil. Given the Commission precedent authorizing the distribution and marketing of natural gas, propane, light hydrocarbons, fuel oil and other "combustible fuels" there should be no reason unique to gasoline as a product to restrict its sale as part of an otherwise permissible nonutility business.

          The analysis under Section 11(b)(1) with regard to whether a nonutility business is retainable is a two-step process. First, the Commission must decide whether the product or service is related to or derived from the energy industry. Second, the Commission must inquire whether the magnitude of the nonutility business and the manner in which it is conducted would present the potential for detriment to the registered holding company system's utility business. The answer to the first step of the inquiry is that clearly, gasoline is an energy-related product. As demonstrated above, it is a blended hydrocarbon fuel that is closely related chemically to natural gas, propane, home heating oil and other combustible fuels. An example of a non-energy related service would be railroad car maintenance and sales. This activity would not generally be considered energy-related since it is more closely related to the transportation industry than the energy industry. A possible exception to the general rule could apply if the maintenance activities are restricted to rail cars used to transport coal as fuel for affiliated power plants.\20

          The second step of the Section 11(b)(1) analysis is whether the magnitude of permissible nonutility business, and therefore its potential to cause detriment to the utility business of the registered holding company system is reasonable or acceptable. This analysis is exemplified by the "excess capacity" nonutility cases. In Jersey Central Power and Light Co., the Commission authorized a public utility subsidiary of General Public Utilities, a registered

-----------------------------
19/ See, http://www.howstuffworks.com/question105.htm.
20/ In CP&L Energy, Inc., Holding Co. Act Release No. 27284 (November 27, 2000), the Commission reserved jurisdiction over the retention of Progress Rail Services Corp., an Alabama corporation engaged in providing rail and track material, new and reconditioned rail car parts, car repair and car leasing services in the U.S., Canada and Mexico. Compare, Ohio Power Co., Holding Co. Act Release No. 25427 (December 11, 1991), where the Commission authorized a utility subsidiary of a registered holding company to use a rail car maintenance shop at its coal handling facility to provide rail car maintenance services to nonaffiliates, provided that the services for nonaffiliates would be limited to 40% of the capacity of the shop.

holding company, to license to nonassociates a series of computer programs developed by company personnel to detect the unauthorized taking of energy.\21 In Consolidated Gas Transmission Corp., the Commission authorized public utility subsidiaries to lease excess channels on a microwave communication system to nonassociates.\22 Because such businesses merely took advantage of existing surplus capacity or sought to develop additional revenues from a sunk investment incurred for utility purposes, the conduct of the same business with nonaffiliated customers would not require significant additional investment, would not present significant risks and would not divert management attention from utility operations. These nonutility businesses also promised the added benefit of allowing the holding company group to more rapidly recover and maximize its return on a fixed investment.

          The 50% of revenues test applied by the Commission to some nonutility consulting businesses follows a similar policy rationale. In permitting registered holding companies to engage in consulting, the Commission was supporting another type of excess capacity usage. It allowed the applicants to employ engineering and other expertise that had been acquired for utility purposes but at the time was underemployed due to a slow down in utility construction. Like the excess capacity cases, consulting also required little additional investment and, consequently, presented minimal financial risk. The 50% test assured that nonutility revenues would be predominantly and substantially derived from sources within the region served by the utility.\23 It effectively limited the potential risks of unbridled diversification by assuring that the consulting business did not expand beyond a size that was reasonably proportional to the holding company system to which it was related.

          Authorization for Emera Fuels to continue to engage in the gasoline products business would be consistent with Commission policy on permissible nonutility businesses. Revenues from the gasoline products business are derived from Nova Scotia and New Brunswick, part of the limited Maritimes area in which Emera's utility and nonutility businesses principally operate. The gasoline products business is an appropriate ancillary extension of the diesel fuel and heating oil distribution business. Selling bulk gasoline through the cardlock fuel distribution terminals and in bulk to rental car companies and other fleets involves little additional investment or risk and allows Emera Fuels to maximize its return on its fixed terminal investment by serving customers that need the ability to fuel both diesel and gasoline powered vehicles. Emera Fuels operates seven cardlock terminals, only three of which currently dispense gasoline. Emera's management is not distracted from the careful and efficient operation of its electric utility businesses by the daily demands of running a gasoline distribution business. The size of Emera Fuels' gasoline products business also means that the risk associated with this business is small. Sales follow a predictable pattern coincident generally with the trend of economic activity within Nova Scotia. As the sale of goods and services throughout the Province increases and decreases over time, so does trucking activity and the level of fuel consumption.

-----------------------------
21/ Jersey Central Power and Light Co., Holding Co. Act Release No. 24348 (March 18, 1987).
22/ Consolidated Gas Transmission Corp., Holding Co. Act Release No. 23914 (November 20, 1985).
23/ See e.g., Eastern Utilities Assoc., Holding Co. Act Release No. 24273 (Dec. 19, 1986).

          The Commission could be concerned that if the sale and distribution of gasoline products is authorized as a permissible nonutility business, then it will not be long before a large national or multinational oil company such as Exxon Mobil Corp. would seek to acquire public utility companies and register under the Act while claiming the right to retain its gasoline sales business. This concern is understandable but unfounded. Any major gasoline sales business would involve a considerable investment in equipment, infrastructure, retailing locations and branding. Operating such a business also would require consistent and extensive inputs of management time and attention. The high levels of investment and sales associated with such an enterprise would likely subject the registered holding company system to which it was appurtenant to considerable financial risks. Under these circumstances, the gasoline sales business would not be incidental or complementary to the electric or gas utility business of the holding company, but rather the main focus of the holding company. The utility business would indeed become incidental to the gasoline business; turning the relationship required by Section 11(b)(1) of the Act on its head. The gasoline business as operated by a major oil company also would not be economically necessary or appropriate to the utility business because it could readily stand on its own and be operated as a separate entity.

          That the Commission may effectively prohibit a registered holding company from engaging in a major gasoline sales operation is exhibited by its recent decision in E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002). In that case, E.ON committed to divest its interest in VEBA Oel AG, a large subsidiary engaged in oil and gas exploration, production and distribution, including the retail distribution of gasoline under the Aral brand through approximately 3,000 service stations. In 2001, VEBA Oel had revenues of Euro
26.9 billion ($26.4 billion) and internal operating profit of Euro 432 million ($423 million), which represented 34% and 12% of E.ON's total revenues of Euro
79.7 billion ($78.1 billion) and internal operating profit of Euro 3.6 billion ($3.5 billion), respectively.\24 It is clear that petroleum exploration and production and gasoline marketing operations of this magnitude could not reasonably be considered incidental to the electric and gas utility business.\25 Accordingly, the Commission need not be concerned that permitting the retention of Emera Fuels' small gasoline products business will be advanced by other applicants in the future as a precedent that requires the Commission to authorize the retention of much larger gasoline businesses.

          To summarize, Emera Fuels gasoline products business is (i) small, representing just 0.7% of the revenues of the Emera system as a whole in 2001,
(ii) incidental to the permissible fuel distribution business because it shares the existing distribution and customer network with the diesel fuel operations,
(iii) economically necessary because it allows Emera Fuels to attract customers that need bulk supplies of gasoline and diesel fuel for their vehicle fleets, and (iv) appropriate because it furthers Emera Fuels' overall business and helps to fulfill

-----------------------------
24/ An exchange rate of Euro 1 = $0.98 was used to calculate the currency conversion.
25/ Emera Fuels' revenues from all activities, including gasoline products sales, of US $45.8 million represent a mere 0.17% of VEBA Oel's revenues of US $26.4 billion. Emera Fuels' revenues represent 7.1% of Emera's consolidated revenues of US $642.5 million, in contrast to the 34% of E.ON's total revenues attributable to VEBA Oel.

Emera's strategy of being the leading energy provider in the northeast U.S. and the Maritimes. The gasoline products business also is necessary and appropriate in the public interest and in the interest of investors and consumers and not detrimental to the proper functioning of the Emera system because (i) it does not require the expenditure of significant management resources, (ii) its small size and separation from Emera's public utility businesses insulate the latter from financial risks. Emera Fuels is an indirect subsidiary of Emera and is financially separate and independent of BHE and its subsidiaries, MEPCO and Chester SVC Partnership. Due to the structural separation and the small size of the business, it is extremely unlikely that any financial setbacks in the gasoline products business would have any effect on BHE, MEPCO or Chester SVC Partnership. For all these reasons, the Commission should authorize Emera Fuels to continue to engage in the gasoline products business recognizing, as it has before, that "the need for protection of investors and consumers have varied according to the type of business to be acquired and the other regulatory protections in place."\26

     Conclusion

          The marketing of gasoline as practiced by Emera Fuels is an incidental part of Emera Fuels' business and is reasonably and appropriately related to Emera's overall energy business and strategy. Given the scale of Emera Fuels' gasoline products business, these activities present no significant risks to the financial soundness of Emera and its public utility subsidiaries and, consequently, this business is appropriate in the public interest and the interest of investors and consumers. For all these reasons, the Commission should authorize Emera and Emera Fuels' to continue to engage in the gasoline products business.

ITEM 4.   REGULATORY APPROVAL

          No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

ITEM 5.   PROCEDURE

          Applicants respectfully request that the Commission proceed forthwith to issue a notice with regard to the transaction proposed herein and that it issue an order releasing jurisdiction over the gasoline products business of Emera Fuels as soon after the conclusion of the notice period as is practicable.

          Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the transaction and consent to the Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

-----------------------------
26/ Report of the Division of Investment Management of the U.S. Securities and Exchange Commission, The Regulation of Public Utility Holding Companies, at 77 (June 1995).


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

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

          Exhibits

A         Proposed Form of Notice.

B         Opinion of Counsel (to be filed by amendment).

          Financial Statements

FS-1 Consolidated Financial Statements of Emera Inc. for the year ended December 31, 2001 (to be filed by amendment).

FS-2 Consolidated Financial Statements of Emera Fuels Inc. for the year ended December 31, 2001 (to be filed by amendment).

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

          The proposed transaction neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.


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

                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned applicants have duly caused this Application to be signed on their behalf by the undersigned thereunto duly authorized.


------------------------------------- ---------------------------------------
Date:  September 26, 2002             Emera Incorporated

                                      By: /s/ Richard J. Smith
                                          ---------------------
                                      Name: Richard J. Smith
                                      Title: Corporate Secretary and General
                                             Counsel


Date:  September 26, 2002             Emera Fuels Inc.

                                      By: /s/ Richard J. Smith
                                          ---------------------
                                      Name: Richard J. Smith
                                      Title: Corporate Secretary and General
                                             Counsel
------------------------------------- ---------------------------------------

                                  Exhibit Index

Exhibit

A        Proposed Form of Notice.